UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2005

Commission File No. 0-31096

INTERNATIONAL TOWER HILL MINES LTD.

Registrant's Name

#507, 837 West Hastings Street, Vancouver, British Columbia, Canada, V6C 3N6

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X

 Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                           No       X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _______________

Documents Included as Part of this Report

Exhibit No.

Document

99.1

Unaudited financial statements for the three months ended August 31, 2005.

99.2.

Management Discussion & Analysis

99.3

Form 52-109F2 – CEO, as required by Canadian regulators

99.4

Form 52-102F2 – CFO, as required by Canadian regulators

99.5

Notice of Annual General Meeting

99.6

Information Circular

99.7

Form of Proxy

99.8

Request for Annual and Interim Financial Statements, as requited by Canadian regulators

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL TOWER HILL MINES LTD.

(Registrant)

By

/s/ Donna M. Moroney

Donna M. Moroney,

Chief Financial Officer

Date     February 9th, 2006